Exhibit 23.1
Consent of Independent Auditors
The Board of Directors
BioMed Realty Trust, Inc.:
We consent to the incorporation by reference in Registration Statement No. 333-117977 and 333-161760 on Form S-8 and in Registration Statement Nos. 333-155667, 333-161751, 333-161753, and 333-161759 on Form S-3 of BioMed Realty Trust, Inc. (the Company) of our report dated September 21, 2010, with respect to the combined statement of revenue and certain expenses of the Chamberlin Portfolio (the Portfolio) for the year ended December 31, 2009, which report appears in the current report on Form 8-K of BioMed Realty Trust, Inc. Our report refers to the fact that the combined statement of revenue and certain expenses was prepared for the purposes of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of the Portfolio’s combined revenues and expenses.
/s/ KPMG LLP
San Diego, California
November 15, 2010